March 9, 2005

MAIL STOP 0511

Mr. Paul D. Brock, President
Fortune Partners, Inc.
Suite 1100, 1050 West Pender Street
Vancouver, British Columbia
Canada, V6E 3S7

Re:	Fortune Partners, Inc.
File No. 333-120951
Registration Statement on Form SB-2
      Amendment 1 filed February 7, 2005

Dear Mr. Brock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We repeat in part our previous comment two. We note throughout the prospectus the reference to the company having acquired mineral rights. For example, we note in the summary section that the company states "[w]e acquired mineral claims which are currently being held in trust" and that the company refers to "our mineral claims." We do not understand the disclosure that the company has acquired mineral claims. Rather, it appears that the mineral claims were sold to the company`s chief executive officer. If you believe that the declaration of trust conveys ownership to Fortune Partners, please explain in the prospectus and in the business section, the basis for this belief under applicable law.


Risk Factors

2. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

3. In risk factors three and ten, please avoid the generic conclusion in your risk factor subheadings that the risk will adversely affect your business. Instead, replace this language with specific disclosure of how your business and operations would be affected.
Also revise accordingly the narrative in risk factor ten.

4. Please revise several of your risk factors so that the risk factor subheadings refer to the same risk as discussed in the narrative.
See risk factors 12, 13, 15, 17 and 20.

5. The risk factor subheadings should state the material risk in a clear and concise manner. In this regard, the subheadings should disclose the consequences to the investor or to the company, should the risk materialize. Please revise accordingly the subheadings for risk factors 16, 20, 22 and 25.

6. Risk factors 13 and 18 both address government regulation of your activities. Please remove repetitive risk factors. The narrative in risk factor 18 is long and some of the information could be discussed later in the prospectus. Please only discuss the risk and relocate details later in your filing.

7. We note the statement in risk factor 10 that "[o]ur reported mineral reserves and resources are only estimates." Please reconcile this statement with the disclosure in the summary that "[n]o commercially exploitable reserves have been found on our mineral property to date."

8. We note the last risk factor regarding the re-sale restrictions for British Columbia residents. Please describe later in the prospectus how this re-sale restriction affects U.S. sales.

Determination of Offering Price

9. We repeat in part our previous comment 17. Please revise to include the information required by Item 505 of Regulation S-B.


Plan of Distribution

10. Please discuss whether the company intends to become a reporting issuer in British Columbia.

Directors, Executive Officers, Promoters and Control Persons

11. In describing the business experience of the officer and directors, please describe the business of each of the companies mentioned.

Security Ownership of Certain Beneficial Owners and Management

12. We note footnote 3 to the selling shareholder table. The three shareholders named in that footnote own 15% in the aggregate, and the table reflects that they have the same address. Supplementally, please tell us why they are not reflected as principal stockholders or revise the disclosure in this section.

Description of Business

13. We repeat in part our previous comment 25. We note that exhibit
10.1, Bill of Sale Absolute, discloses that the price was $1.00. In your response you state that the company paid US $10,000 for the claims. Please reconcile. In addition, you state that Mr. Brock`s
"interest in the claim is fiduciary in nature as he hold the claims in trust for the company." Please explain in detail the rights of the company and Mr. Brock under the Declaration of Trust and also with respect to ownership of the mineral claims. Please include any termination rights of either person under the Declaration of Trust.
We note that in the certain relationships and related transactions, you state that "[b]y Declaration of Trust, Mr. Brock declared his legal ownership to be in name only and subject to the beneficial ownership of the company." Please further explain this statement in this section. Also, in this section, please explain if Paul D. Brock has any plans not to hold the mineral rights in trust for the company or whether the company will ever own the rights.

We note that in risk factor three, you state that "Under British Columbia mining legislation a foreign corporation cannot hold a British Columbia mining claim. To avoid the costs of creating a British Columbia wholly-owned subsidiary to hold title, we decided to register the property in the name of our Chief Executive Officer, Paul D. Brock." Please explain the validity of the declaration of trust in light of the prohibition of a foreign corporation holding a
British Columbia mining claim. We further note in risk factor three, the statement that "[o]ur CEO may convey title to the claims to third parties without our knowledge and if a Deed of Transfer is recorded before we can register our documents, that third party will have superior title and we will have no title interest." Please explain this statement in detail.



Recording of the Mineral Claims

14. We note the statement "[i]f we fail to file $6,000 of work expenditures with the Province of British Columbia, title to the mineral claims will lapse and we will have to restake the claims." Please disclose whether the company will timely make this filing and what it means to restake the claims.

Location and Access

15. Please clearly explain whether the only access to the property is by helicopter. If yes, please explain the impact this will have on accessing the property.

History and Previous Work

16. Please clarify the statement "after the discovery of mineralized float."

Plan of Operations

17. Please update the approximate time frames in the first milestone.

18. Please describe whether the second milestone is contingent upon the completion of the first milestone.

19. We note the statement that "[a]s of February 4, 2005, we had cash reserves of $40,189 which we estimate will sustain our minimum operations for approximately twelve months." Please reconcile this statement with the disclosure that "we will likely have a small cash shortfall to complete the payment to our geologist and we plan to raise up to $25,000 through a private placement of our securities at or about that time."

20. Please include a time frame and general plan of operations for implementing phase two of the work program.

21. Please discuss any costs to renew the mineral claims.

Description of Property

22. Describe only geology, history, or exploration results that are
directly related to the properties that your company has the right to
explore or mine. References to mines and other mineral properties that exist in the area of the described property may allow investors to infer that this property may have commercial mineralization,
because of its proximity.    Remove all references to mines,
adjacent
or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

23. The recommended program disclosures repeat earlier prospectus disclosures. Please consolidate related disclosures and remove redundant portions.

24. For the information provided with respect to your property, please disclose the sources of the information. If the information was drawn from public records, please identify the records and explain how investors may access such information.

Certain Relationships and Related Transactions

25. In subsection (d), we note the statement "the company acquired the claims on October 25, 2004 through our Chief Executive Officer,
Paul D. Brock by way of Bill of Sale." Please explain how the company acquired the claim through the Bill of Sale. In regard to each, the Bill of Sale and Declaration of Trust, disclose the person`s interest in the transaction and the amount of such interest.

Executive Compensation

26. Please describe whether the company intends to compensate any of the officers during the current fiscal year.

Financial Statements
General
Consent

27. The staff is concerned about the references in the consent to note 7 and related disclosures, which appear inappropriate.
Please
explain and revise the consent as appropriate.

Part II
Exhibits

28. Please file on EDGAR an executed copy of exhibit 10.1, Bill of Absolute Sale.

Signatures

29. Please have the company`s principal financial officer sign in this capacity. See Instructions for Signatures on Form SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 942-1941 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Thomas J. Deutsch
	Fax (604) 684-0916
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Fortune Partners, Inc.
March 9, 2005
Page 1